Exhibit 99.1

YY Group Launches AI-Powered Customer Service and Expands into AI Recruitment Platform

Singapore, August 18, 2025 — YY Group Holding Limited (Nasdaq: YYGH) (“YY Group,” “YYGH” or the “Company”), a leading global provider of on-demand workforce solutions and integrated facilities management (“IFM”) services, today announced that its dual-engine artificial intelligence (“AI”) algorithm has been designated as the Company’s core strategic asset for the next phase of growth. This initiative is designed to accelerate the pace of internal and external technology upgrades while broadening future revenue streams.

This strategic initiative encompasses two key directions: AI-driven operational efficiency enhancements and the launch of a next-generation AI-powered recruitment platform. Together, these efforts underscore YY Group’s commitment to innovation, sustainable expansion, and long-term value creation.

AI-Driven Operational Efficiency Enhancements

YY Group has deployed advanced AI capabilities across its core business processes to optimize workflows, reduce operating costs, and maintain consistent service delivery while improving energy efficiency. Key enhancements include:

●	Automated Workforce Verification: Leveraging AI to rapidly verify worker identities, qualifications, and employment histories, accelerating onboarding while ensuring reliability and accuracy of workforce supply.

●	AI-Powered Customer Support: Embedding an intelligent, human-like AI customer service system within the YY Circle application to handle account updates, payment tracking, service navigation, and technical support across multiple request channels. This reduces response times, lowers customer service costs, and delivers a near-human support experience.

●	Smart Attendance Assurance: Utilizing historical behavioral data (e.g., punctuality, shift acceptance rate, responsiveness) to deliver personalized reminders, ensuring timely attendance and improving service reliability and consistency for clients.

These enhancements directly strengthen operational efficiency, with employee productivity gains serving as a foundational principle of YY Group’s AI integration strategy.

AI Recruitment Platform — A New Growth Engine

In parallel, YY Group is developing a comprehensive AI-driven recruitment platform, marking its strategic entry into the full-time hiring market. This expansion represents a natural extension of the Company’s existing flexible workforce platform, YY Circle, and directly responds to customer demand for a single, trusted partner capable of meeting both flexible and permanent hiring needs.

At the core of the platform is an AI Digital Interviewer that leverages advanced natural language processing and large language models to conduct structured asynchronous interviews. The system generates personalized questions, analyzes text and voice responses, and applies standardized evaluation criteria to ensure fairness, scalability, and high-quality data output.

Additional platform features include automated résumé parsing, intelligent job matching, and a candidate evaluation engine that scores applicants based on relevance, fluency, and confidence. Recruiters benefit from a centralized management console, while candidates enjoy a seamless end-to-end experience—from job browsing to application tracking—accessible via both mobile and web interfaces.

The platform is designed to shorten recruitment cycles, improve matching quality, and deliver actionable insights beyond traditional résumé screening. Full-time hiring will be available at launch, with part-time recruitment integration into YY Circle to follow. Future enhancements are expected to include multi-language support, multimodal video analysis, and enterprise system integration, further expanding the platform’s reach and monetization potential.

Mike Fu, Chief Executive Officer of YY Group, commented:

“AI is not just a tool for efficiency—it is a strategic growth engine for YY Group’s next stage of development. Our operational upgrades will enable us to handle more transactions, accelerate workforce matching, and respond to client needs more effectively, directly translating into stronger margins. At the same time, the AI recruitment platform will deepen our service offerings for existing clients, increase client conversion, and raise average revenue per customer.”

Through the integration of AI technology and user-centric design, YY Group aims to further strengthen the competitive moat of its YY Circle platform, expand service boundaries, and consistently create long-term value for shareholders, clients, and users. The Company expects these strategic initiatives to enhance customer stickiness, attract new clients, and open additional revenue channels, fueling sustainable long-term growth.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements relating to the expected performance and impact of the newly awarded facility service contracts, YY Group Holding Limited’s (“the Company”) business outlook, strategic initiatives, and operational plans. These statements are based on the current expectations and beliefs of the Company’s management and are subject to a number of risks, uncertainties, and assumptions. Factors that could cause actual results to differ materially from those expressed or implied in any forward-looking statement include, but are not limited to: (i) developments in the Integrated Facilities Management (IFM) sector in Singapore and other markets; (ii) fluctuations in capital markets and overall economic conditions; (iii) our ability to execute and manage new and existing contracts effectively; (iv) regulatory changes or government policy developments; (v) our capacity to expand operationally while maintaining service quality; and (vi) other risks and uncertainties disclosed in the Company’s filings with the U.S. Securities and Exchange Commission. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” or other similar expressions. These statements are made only as of the date of this press release. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law.

About YY Holdings Limited:

YY Group Holding Limited (Nasdaq: YYGH) is a Singapore-headquartered, technology-enabled platform providing flexible, scalable workforce solutions and integrated facility management (IFM) services across Asia and beyond. The Group operates through two core verticals: on-demand staffing and IFM, delivering agile, reliable support to industries such as hospitality, logistics, retail, and healthcare.

Leveraging proprietary digital platforms and IoT-driven systems, YY Group enables clients to meet fluctuating labor demands and maintain high-performance environments. In addition to its core operations in Singapore and Malaysia, the Group maintains a growing presence in Asia, Europe, Africa, Oceania and the Middle East.

Listed on the Nasdaq Capital Market, YY Group is committed to service excellence, operational innovation, and long-term value creation for clients and shareholders.

For more information on the Company, please log on to https://yygroupholding.com/.

Investor Contact

Phua Zhi Yong, Chief Financial Officer

YY Group

enquiries@yygroupholding.com

Mark Niu, Chief Strategy Officer,

YY Group

mark.niu@yygroupholding.com